Exhibit 12.1

iGATE Corporation

Ratio of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	June 30, 2010	2009	2008	2007	2006	2005
EARNINGS:
Income from continuing operations before income taxes	$24,283	$29,160	$30,345	$15,259	$4,207	$(7,179)
Less:
Equity income of affiliated companies	—	—	2	29	317	338
Add: Interest expense	432	642	529	705	554	459

Total earnings (loss)	$24,715	$29,802	$30,872	$15,935	$4,444	$(7,058)

FIXED CHARGES:
Interest expense	$432	$642	$529	$705	$554	$459

Total fixed charges	$432	$642	$529	$705	$554	$459

Ratio of earnings to fixed charges	57	46	58	23	8	*

*	The ratio for 2005 is not computed due to the negative earnings.